                                                          Filer: Phone.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 000-25687


     On August 9, 2000, Phone.com, Inc. used the following slide presentation in connection with its investor presentations:

Slide 1:
[Logos of Phone.com and Software.com]
The New Breed of Communication Infrastructure Software Company
August 8, 2000

Slide 2:
 .  Safe Harbor Statement
Please be reminded that any remarks that may be made about future expectations, plans, or prospects for the companies in this presentation or in the press release announcing the merger constitute forward-looking statements for the purpose of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each company's actual results and the results of the merged company post-closing may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in the companies' quarterly reports on form 10-Q for the fiscal quarter ended June 30, 2000, and in other filings that they have made with the SEC.
[Logos of Phone.com and Software.com]

Slide 3:
Don Listwin, CEO & President
 .  Experience in Emerging Markets
 .  10 year Veteran
 .  Technology Operations Experience
 .  Vast Integration Experience
[Logos of Phone.com and Software.com]

Slide 4:
[Logos of Phone.com and Software.com]
Alain Rossmann
CEO, Phone.com

Slide 5:
Merger Summary
Financial Structure  Tax Free Reorganization; Pooling
Exchange Ratio  1.6105
Ownership  Phone.com 50% ~ Software.com 50%
Senior Management  Don Listwin - CEO, President
                   Alain Rossmann - Chairman, EVP
                   John McFarlane - EVP Products
Board of Directors  6 directors; 3 from each company

Headquarters    Redwood City, California
Conditions      HSR clearance; shareholder approval
Target Closing  Fourth Quarter Calendar 2000
[Logos of Phone.com and Software.com]

Slide 6:
[Logo of Phone.com]
 .  Leader in Wireless Internet SW  Infrastructure
 .  Customer = Service Provider
 .  Licensing Business Model
 .  greater than 327% CAGR
 .  Last Qtr: $28.7M
[Logo of Phone.com]

[Logo of Software.com]
 .  Leader in Wireline Internet SW  Infrastructure
 .  Customer = Service Provider
 .  Licensing Business Model
 .  greater than 207% CAGR
 .  Last Qtr: $29.5M
[Logo of Software.com]

Slide 7:
Our Markets Are Converging
[Picture showing a Unified IP Software Platform over a Global Service Provider over wireless, wireline, portal and cable foundations, with IP connecting the wireless, wireline, portal and cable]
[Logos of Phone.com and Software.com]

Market Requirements
 .  Unified IP platform
 .  Scale from millions to hundreds of millions
 .  24 X 7 mission critical

Slide 8:
The Leading Provider of Carrier-Class Software for Communications Service Providers
[Logos of Phone.com and Software.com]

Slide 9:
Merger Benefits
 .  Immediate Revenue Synergies
 .  Lead the IP Unification Revolution
 .  Instant Critical Mass
          Footprint + Product + People
[Logos of Phone.com and Software.com]

Slide 10:
We Will Cross Sell Our Customers
[Logo of Phone.com]
[Picture of circle containing logos of the following Phone.com customers]
[NEXTEL logo]
[TU-KA logo]
[LG logo]
[sonera logo]
[BELGACOM logo]
[swisscom logo]
[Airtel logo]
[Bell Mobility logo]

[AT&T logo]
[eircell logo]
[clearNET logo]
[GLOBAL TELECOM logo]
[TAIWAN CELLULAR CORPORATION logo]
[Telesp Cellular logo]
[Telefonica MoviStar logo]
[SHINSEGI O17 logo]
[Telstra logo]
[USACELL Digital logo]
[StarHub logo]
[MIRS logo]
[UNISYS logo]
[TELUS logo]
[BT logo]
[Mobile Information Dynamics logo]
[Sprint logo]
[Hutchison Telecom logo]
[telcel logo]
[mannesmann mobilfunk telecommunications logo]
[Deutsche Telekom logo]
[IDO logo]
[SUNDAY logo]
[ALLTEL logo]
[DDI logo]
[Southern LINC logo]
[TIM logo]
[omnitel logo]
[USWEST logo]
[Telefonia MoviStar]
[Taiwan Cellular Corporation]
[Clearnet]

[Logo of Software.com]
[Picture of circle containing logos of the
 following Software.com customers]
[PSINet logo]
[KIM logo]
[NTL logo]
[tin.it logo]
[Bell Nexxia logo]
[none NETWORKS logo]
[PACIFIC INTERNET logo]
[Telenor logo]
[Telecom New Zealand logo]
[Erols internet logo]
[@HomeNetwork logo]
[TELEDANMARK logo]
[WorldNet Service logo]
[AT&T logo]
[USANET logo]
[CABLE & WIRELESS HKT logo]
[BELLSOUTHnet logo]
[KDD logo]
[JAPAN TELECOM logo]

[Road Runner HIGH SPEED ONLINE logo]
[TELEPAC logo]
[TELEKOM MALAYSIA logo]
[Ameritech logo]
[Primus Online logo]
[HTI logo]

[Logos of customers of both Phone.com and Software.com]
[TIM logo]
[TELUS logo]
[Deutsche Telekom logo]
[sonera logo]
[verizonwireless logo]
[BTcellnet logo]
[Sprint logo]
[ALLTEL logo]
[Logos of Phone.com and Software.com]

Slide 11:
We Will Leverage Our Power Base
            Gateways    Infrastructure    Apps    Apps
                                          Platform
Wireline                Software.com
                        Leader
Wireless    Phone.com
            Leader      Leader            Leader  Leader
ISP                     Leader
[Logos of Phone.com and Software.com]

Slide 12:
We Will Leverage Our Power Base...
RRD
            Gateways    Infrastructure    Apps    Apps
                                          Platform
Wireline                Software.com
                        Leader
Wireless    Phone.com
            Leader      Leader            Leader  Leader
ISP                     Leader
[Arrows on diagram omitted]
[Logos of Phone.com and Software.com]

Slide 13:
Enormous Opportunity
(MM)                   2000 Subscribers          2003 Subscribers
Wireless               560                       1,300
Wireline               1,000                     1,400
Portal                 260                       500
Cable                  275                       350
[Logos of Phone.com and Software.com]

Slide 14:
We Have The Footprint
 .  greater than 150 Service Providers under contracts
 .  greater than 500M subscribers served by customers
 .  greater than 100M licensed subscribers
[Logos of Phone.com and Software.com]

Slide 15:
We Have The Footprint
(MM)              Customers     Licensed        Subscribers   Total Market
                  #             Subscribers     Passed        Size
Wireless          81            11              270             560
Wireline          71            46              275           1,000
Portal             9            41              N/A             260
Cable              8             5              185             275
[Logos of Phone.com and Software.com]

Slide 16:
We have the Products
Applications  UM, IM, PIM, Developers                              Developer API
Apps/Portal Framework: Location, Presence, Sync, Enhanced Services Developer API Infrastructure Messaging, Directory, Up.Link, Mobile Infrastructure
                                                                   Developer API
[Logos of Phone.com and Software.com]

Slide 17:
We Have The Talent...
Officer                     Role
Don Listwin                 CEO
Alain Rossmann              EVP & Chairman of the Board
John MacFarlane             EVP
Alan Black                  CFO
Ben Linder                  VP Marketing
Mike Mulica                 SVP WW Sales
[Logos of Phone.com and Software.com]

Slide 18:
And Most of The Industry Brain Power
 . greater than 1400 People
 . greater than 600 Development
 . greater than 500 Customer Facing
[Logos of Phone.com and Software.com]

Slide 19:
We Are Focused On Integration
 .  Integration Team and Detailed Execution Plan
 .  Combined Experience
   -  12 Prior Acquisitions
 .  Natural fit
   -  Minimum Overlap in development and in the field
 .  Working together for 2 years
   -  Unified Messaging
[Logos of Phone.com and Software.com]

Slide 20:
What Our Customers Say:
"BT is leading the unification of communication services. The combined company is uniquely positioned, applications and services to capture this new market, we do business with each of these companies today. We look forward to working with the merged company to build the future of communication services"
    Kent Thexton
    President of BT Global Mobile Internet
[Logo of BT CellNet]
[Logos of Phone.com and Software.com]

Slide 21:
What Our Customers Say:
"Japan's wireless internet market is the fastest growing in the world. The merged company's unique ability to provide carrier-class, highly scalable software is instrumental to succeeding in this market."
   Mr. Onodera, Executive Vice President    [DDI Logo]
[Logos of Phone.com and Software.com]

Slide 22:
[Logos of Phone.com and Software.com]
John MacFarlane
CEO & Founder Software.com

Slide 23:
To Achieve This Vision:
[Picture of Personal Data Assistant Device with Email Inbox]
[Picture of Personal Data Assistant Device with Weather Information] [Logos of Phone.com and Software.com]

Slide 24:

It's All About Infrastructure
Browser
Services
Legacy
[Logos of Phone.com and Software.com]

Slide 25:
It's All About Infrastructure
Browser
Services
Internet Protocol Economics
[Logos of Phone.com and Software.com]


Slide 26:
IP Economics: Standards
Voicemail                                  Mobile Mail                     SMS
[Picture of Phone]                         [Picture of Cell Phone]         [Picture of Cell Phone]
[Picture of Msg]                           [Picture of Msg]                [Picture of Msg]
[Picture of Dir.]                          [Picture of Dir.]               [Picture of Dir.]
Legacy Approach
Add new systems for each service

UM, PIM, IM, Content & Others
[Picture of two phones and three cell phones, along with Msg and Dir.]
Platform Approach
Add components to extend Platform
[Logos of Phone.com and Software.com]

Slide 27:
IP Economics: Cost of Ownership
Voicemail                        Mobile Mail                       SMS
[Picture of Phone]               [Picture of Cell Phone]           [Picture of Cell Phone]
[Picture of Msg]                 [Picture of Msg Crossed Out]      [Picture of Msg Crossed Out]
[Picture of Dir.]                [Picture of Dir. Crossed Out]     [Picture of Dir. Crossed Out]
                                 [Redundancies superimposed        [Redundancies superimposed
                                  over crossed out msg. and Dir.]   over crossed out msg. and Dir.]

OAM&P Systems

UM, PIM, IM, Content & Others
[Picture of two phones and three cell phones, along with Msg and Dir.]

OAM&P Systems
-  Lower Cost of Operation
-  Lower Cost to Add New Services
-  End User Ease of Use

[Logos of Phone.com and Software.com]

Slide 28:
Complimentary Product Map
[Phone.com Logo]
Up.Link
Enhanced Svs
Up.Browser
Up.Suite
Up.Sync
Mobile Mgt Svr
Location
FoneSync

Combined Solutions
Unified Messaging
Mobile Mail
Instant Messaging

[Software.com Logo]
InterMail Mx
InterMail Kx
Directory
Notification
Post.Office
WebEdge
[Logos of Phone.com and Software.com]

Slide 29:
[Graphic of Sprint PCS advertisement]
[Logos of Phone.com and Software.com]

Slide 30:
The Right Products
Applications:  United Messaging, Instant Messaging, PIM, Developers
Developer API
Apps/Portal Framework:  Location, Presence, Sync, Enhanced Services  Developer
API
Infrastructure:  Messaging, Directory, Up.Link, Mobile Infrastructure
Developer API
[Logos of Phone.com and Software.com]

Slide 31
110,000 Phone.com Developers
Applications:  UM, IM, PIM, Developers            Developer API
Apps/Portal Framework:  Location, Presence, Sync, Enhanced Services  Developer
API
Infrastructure:  Messaging, Directory, Up.Link, Mobile Infrastructure
Developer API
[Logos of Phone.com and Software.com]

Slide 32:
[Logos of Phone.com and Software.com]
Alan Black
CFO, Phone.com

Slide 33:
Financial Highlights
-  Pro forma combined CAGR of over 250%
-  Extraordinary visibility - $94M deferred revenue
-  Rock solid balance sheet - greater than $500M cash and equivalents
-  Balance revenue mix - products and geographic
-  Over 20 offices on 5 continents

Slide 34:
Historical Quarterly Revenues

[Bar graph showing Phone.com quarterly revenues for the quarter ended 6/30/99 at $6.70 million, quarterly revenues for the quarter ended 9/30/99 at $8.50 million, quarterly revenues for the quarter ended 12/31/99 at $12.80 million, quarterly revenues for the quarter ended 3/31/00 at $18.70 million, and quarterly revenues for the quarter ended 6/30/00 at $28.70 million.]

[Bar showing Phone.com percentage growth in revenues for each quarter over the prior quarter as follows: 6/30/99 at +90%, 9/30/99 at +27%, 12/31/99 at +50%,
3/31/00 at +46%, and 6/30/00 at +54%.] [Phone.com Logo]

[Bar graph showing Software.com quarterly revenues for the quarter ended 6/30/99 at $9.60 million, quarterly revenues for the quarter ended 9/30/99 at $12.70 million, quarterly revenues for the quarter ended 12/31/99 at

$16.30 million, quarterly revenues for the quarter ended 3/31/00 at $20.10 million, and quarterly revenues for the quarter ended 6/30/00 at $29.50 million.]
[Bar showing Software.com percentage growth in revenues for each quarter over the prior quarter as follows: 6/30/99 at +15%, 9/30/99 at +32%, 12/31/99 at
+28%, 3/31/00 at +24%, and 6/30/00 at +47%.]
[Software.com Logo]

Slide 35:
Pro Forma Combined Model
[Bar graph showing pro forma combined revenues for Phone.com and Software.com for the year 1999 at $67.30 million [Phone.com: $29.30 million; Software.com:
$38.00 million], for the year 2000 at $240.10 million [Phone.com: $125.50 million; Software.com: $114.60 million], and for the year 2001 at $466.20 million [Phone.com: $267.10 million; Software.com: $199.10 million]. Arrow on bar graph showing growth in pro forma combined revenues of +257% between 1999 and 2000 and +94% between 2000 and 2001.]

Note: Forecasts based on Wall Street equity research analyst estimates. Eliminates revenues associated with Software.com sales to Phone.com. [Logos of Phone.com and Software.com]

Slide 37:
Geographic Revenue Breakdown
Phone.com
[Pie graph showing geographic breakdown for Phone.com as Asia Pacific/ROW: 46%, North America: 25%, Europe: 29%]
Software.com
[Pie graph showing geographic breakdown for Software.com as Asia Pacific/ROW:
18%, North America: 55%, Europe: 27%]
Combined
[Pie graph showing geographic breakdown for combined company as Asia Pacific /
ROW: 32%, North America: 40%, Europe: 28%]
[Logos of Phone.com and Software.com]

Slide 38:

Pro Forma Business Model
                                           June 2000     Target
Gross Margin                                      70%        76%
S&M                                               37%        23%
R&D                                               39%        16%
G&A                                               14%         7%
Oper. Margin                                     (20%)       30%
[Logos of Phone.com and Software.com]

Slide 38:
Things to Watch for
 .  Operating Metrics
   -  Growth in licensed seats / activated seats
   -  Growth in footprint / subscriber base
   -  Revenue growth from cross-sell and up-sell
 .  Relationships / Customers
   -  Unified messaging wins
   -  New customer wins
   -  Cross-sell and up-sell existing customers
[Logos of Phone.com and Software.com]

Slide 39:
Summary Highlights

 .  Combines market leaders
 .  Large base of leading operators globally
 .  Market unification enabler
 .  Accelerates time-to-market
 .  UM first mover advantage
 .  World class management
 .  Complementary busines models
 .  Substantial revenue synergies
[Logos of Phone.com and Software.com]

Slide 40:
[Logos of Phone.com and Software.com]
The New Breed of Communication Infrastructure Software Company
August 8, 2000

Slide 41:
Headcount by Region

Phone.com
Asia Pacific/ROW:  14%
Europe:  31%
North America: 55%

Software.com
Asia Pacific/ROW:  6%
Europe:  9%
North America: 85%

[Logos of Phone.com and Software.com]

Slide 42:
Phone.com
Asia Pacific/ROW:  25%
Europe:  54%
North America: 21%

Software.com
Asia Pacific/ROW:  31%
Europe:  32%
North America: 37%

[Logos of Phone.com and Software.com]

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Investors and security holders are advised to read the various filings of Phone.com, Inc. and Software.com, Inc. that have been filed and will be filed with the Securities and Exchange Commission, including, when it becomes available, the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phone.com, Inc and Software.com, Inc. Investors and security holders may obtain a free copy of the joint proxy state ment/prospectus (when available) and other documents filed by Phone.com, Inc. and Software.com, Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Phone.com, Inc., by directing such request to:

                               Investor Relations
                                Phone.com, Inc.
                              800 Chesapeake Drive
                             Redwood City, CA 94063
                           telephone: 1-877-742-6873
                        e-mail: investor@corp.phone.com.